# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SBA COMMUNICATIONS CORPORATION, CIK 0001034054
CUSIP: 78410G104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 8051 Congress Avenue, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000950170-25-071452
Filed by CIK 0000200217

## Reporting persons
- Dodge & Cox: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 9,139,112; shared voting power 0; sole dispositive power 9,667,297; shared dispositive power 0; aggregate amount beneficially owned 9,667,297 (9% of the class)

## Item 1. Issuer
Name of issuer: SBA COMMUNICATIONS CORPORATION
Address of issuer's principal executive offices: 8051 Congress Avenue, Boca Raton, Florida, 33487

## Item 2. Person Filing
Name of person filing: Dodge & Cox
Address of principal business office or, if none, residence: 555 California Street 40th Floor, San Francisco, CA 94104
Citizenship: California, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 9,667,297
Percent of class: 9.0
Sole power to vote or to direct the vote: 9,139,112
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,667,297
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The clients of Dodge & Cox, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, SBA COMMUNICATIONS CORPORATION.

Dodge & Cox Stock Fund, an investment company registered under the Investment Company Act of 1940, has an interest of 6,167,900 or 5.7%, of the class of securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dodge & Cox: /S/ Katherine M. Primas, Chief Compliance Officer (11/06/2025)